16 July 2008

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

[redacted]

Attention: SEC Filing Desk

08003943

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- ASIC Change to company details x 2
- Appendix 3B x 3
- Presentation – UBS Financial Services Conference
- News Release – Update of operational performance to 31 May 2008
- Appendix 3Z
- Dividend Reinvestment Plan
- New Release – Increase standard home loan variable interest rate and deposit rates
- Apendix 3Y x 2

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

7/23

ST03292 C10/03

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	876
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 June 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	561,063,804	Ordinary Shares
		3,500,000	SAINTS
		1,500,000	SPS
		3,250,000	CPS
		4,000,000	CPS II
		2,626	Redeemable Preference Borrower Shares
		191,025	Redeemable Preference Depositor Shares
		90,000	Floating Rate Transferable Deposits due 8 April 2011
		40,000	Fixed Rate Transferable Deposits due 8 April 2011
		45,000	Floating Rate Transferable Deposits due 28 November 2011
		15,000	Fixed Rate Transferable Deposits due 28 November 2011
		90,000	Floating Rate Transferable Deposits due August 2009
		100,000	Floating Rate Transferable Deposits due March 2009

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 18/6/08

Secretary

Print name: Michael Bowan

== == == == ==

St.George Bank

UBS Financial Services Conference June 2008

Paul Fegan
Managing Director & CEO

st.george

State of play – key challenges/opportunities

Review of core businesses

Outlook and management targets

3

State of play – key challenges/opportunities

- Funding
- Credit quality
- Capital
- Margins
- Investment markets
- Maintaining customer relationships in a challenging environment
- 2H08 earnings drivers

4

Term funding 100%+ complete for FY08 and already commenced FY09

% term funding issuance complete


%
100
50
0
6
9
10
13
31
64
76
84
100
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08

- $8bn FY08 term funding requirement
- $9.2bn committed term funding issued since 1 Oct-07
- Average weighted maturity of committed funding is over two years
- 13% of committed term funding is maturing in next 6 months
- Japanese Samurai and US Rule 144A markets to be established by end Jul-08

10% of estimated $11-12bn FY09 term funding requirement now complete

Credit quality remains excellent, Balance Sheet is conservative

Net impaired assets/net receivables*


bps
50
25
0
43
19
11
6
Average of the 4 majors
St.George
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08

- Consumer credit quality and arrears performance remains strong
- Net non accrual loans $70m in Mar-08
- Bad and doubtful debts stable at 0.22% of average total receivables
- Overall credit quality in business banking remains strong, with individual entities closely monitored
- Overall business mix risk remains low

Sentiment slowing; management remains vigilant given volatile environment

*Sep-05 onwards includes securitisation and bill acceptances

Strong capital positioning

Positioning as at 31 May-08

- $360m of excess capital held, sufficient to support $8bn of RWA growth*
- Tier 1 capital 6.75%, minimum 6.25%

Factors impacting 2009 capital requirements

- Basel II accreditation^
- Growth in risk weighted assets
- State of securitisation markets
- Dividend Reinvestment Plans participation rates

*Including internally generated capital over the period.
^Subject to APRA timing and approval

7

SGIA investment portfolio

- 65% of equity exposure to investment markets hedged during May and June 2008
- Hedges reduces the effective equity exposure within the SGIA investment portfolio to less than 15%, down from 33% as at 31 Mar-08 and 48% as at 30 Sep-07
- SGIA is continuing to reduce its underlying exposure to equities held
- As at 31 May-08 SGIA investment portfolio held $391m total assets
- Underwriting is strong and losses while up, are still modest

8

Strengthening our differentiated customer experience

Retail Bank customer satisfaction



%
85
75
65
55
St.George differential to average of major banks now 8%
77.6%
69.6%
St.George
Average of the majors
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08

Extending service leadership in a challenging environment

Source: Roy Morgan Research Apr-08 rolling 3-mth average respondents (aged14+) with transaction accounts at institution

Factors driving expected 2H08 earnings

	On track
• Full period run rate impact of:	
- product repricing	✓
- Nov-07 capital placement free funds benefit	✓
- costs disciplines initiated in 1H08	✓
• Anticipated stabilisation of earnings from SGIA investment portfolio	✓
• Individual provisioning charge in 2H08 versus 1H08	✓
• Reduced costs related to realignment of mortgage broker commissions	✓

On track for 8-10% EPS growth in FY08*

*Targets exclude impact of hedging and derivatives and assumes a reasonably sound economic environment and no further one-off material credit losses.

State of play – key challenges/opportunities

Review of core businesses

Outlook and management targets

11

Deposits – strong growth maintained

Retail deposit balances



12.4%*
$bn
55
45
35
25
29.7
51.7
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
May-08

- 12% annualised growth Sep-07 to May-08
- Balance growth benefiting from flight to quality and focus on core offerings
- Margins remain strong

Retail deposit growth broadly matching growth in retail lending

*Annualised percentage Sep-07 to May-08

12

Home Loans – solid growth

Residential receivables



10.1%*
$bn
75
55
35
36.2
73.9
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
May-08

- 10% annualised growth Sep-07 to May-08
- Run-off rate^ stable at 16%
- Houses in possession 79, down from 87 in Apr-07
- <1bps loan loss rate

Credit quality and arrears performance remains excellent

*Annualised percentage Sep-07 to May-08.
^Annualised run-off rate includes contractual repayments, discharges and pre-payments

13

Middle Market – outstanding performance


Total middle market receivables
30.3%*
$bn
30
15
0
8.3
28.7
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
May-08

- 30% annualised growth Sep-07 to May-08
- 24% annualised growth Mar-08 to May-08
- c.95% of portfolio is secured
- >80% secured by property
- Impaired assets/total middle market receivables 0.21% in Mar-08

c.70% of total portfolio balances <$50m, average loan size c.$6m

*Annualised percentage Sep-07 to May-08

14

Wealth Management


Total managed funds
-9.5%*
$bn
50
30
10
17.4
45.0
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
May-08

- Total managed funds down 9.5% since Sep-07, up 2.5% since Mar-08
- 10.1%** increase in financial adviser numbers
- Asgard top 4 in industry for net flows^

Solid performance notwithstanding volatile markets

*Percentage Sep-07 to May-08, excludes Securitor balances. **Percentage Mar-07 to Mar-08.
^Plan for Life Mar-07 to Mar-08 Quarterly Data System

15

State of play – key challenges/opportunities

Review of core businesses

Outlook and management targets

16

St.George FY08 outlook

- Retail deposits growth to remain robust and broadly match growth in retail lending
- Home loan growth to remain solid at around current levels
- Pressure on industry for more rises above RBA cash rate
- Consumer lending to exceed system growth, driven by strong growth in credit cards sold to existing customers
- Middle Market targeting receivables growth >25% for FY08, supported by a strong pipeline
- Wealth management net flows to exceed system growth, though absolute growth will reflect investment markets performance
- Proposed merger having minimal impact on core businesses

Solid momentum maintained across core businesses and product lines with focus on ROEC

FY08 guidance

		On track
EPS growth FY08	**8-10%***	✓
Cost to income	Manage to low end of peer group	✓
Capital	Maintain a prudent buffer above our Tier 1 minimum of 6.25%^	✓
Credit quality	Maintain positive differential to majors	✓
Customer satisfaction	Maintain positive differential to majors**	✓

^Additional APRA review scheduled as part of Basel II transition. *Targets exclude impact of hedging and derivatives and assumes a reasonably sound economic environment and no further one-off material credit losses.
**Roy Morgan Research Apr-08 rolling 3 mth average respondents (aged 14+) with transaction accounts at institution

In conclusion

- Strong positioning from capital and funding perspectives
- Excellent credit quality and complete transparency in relation to our credit positioning
- Earnings volatility in relation to investment markets reduced
- Solid growth across all businesses and core product lines continues
- 1H08 initiatives driving expected 2H08 earnings in accordance with management expectations
- Strong management team in place
- Solely domestically focused, growth orientated franchise

19

st.george

20

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Nothing in this announcement should be construed as either an offer to sell or a solicitation of an offer to buy securities of St.George Bank Limited in the United States or any other jurisdiction. Any such securities of St.George Bank Limited may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered under the U.S. Securities Act or are exempt from registration.

For further information visit
www.stgeorge.com.au
or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au

st.george

news release

26 June 2008

Update on St.George Bank's operational performance to 31 May 2008

Today St.George's Managing Director and CEO, Paul Fegan, is presenting at the UBS Australian Financial Services Conference 2008. The following information is made available:

Funding

Since 1 October 2007, St.George has issued $9.2 billion of committed term funding. St.George has now completed 100% of its 2008 financial year term wholesale funding requirements and has already raised 10% of its estimated $11-$12 billion term wholesale funding requirements for 2009.

St.George has 13% of its committed term funding maturing in the next 6 months. The average weighted maturity of its committed term funding is over two years.

Credit quality

Credit quality in the retail bank remains excellent, with arrears performance particularly strong.

St.George continues to have no exposure to US or domestic sub-prime lending, CDOs or hedge funds.

Overall credit quality in business banking remains strong. Circa 95% of the portfolio is secured with greater than 80% secured by property.

Capital

St.George is well capitalised with its Tier 1 capital adequacy ratio of 6.75% as at 31 May 2008. St.George's minimum Tier 1 capital adequacy ratio is 6.25%.

Business volumes

Retail deposit balances are continuing to experience positive growth. Growth for the eight months ended 31 May 2008 was 12.4% annualised.

Residential receivables growth for the eight months ended 31 May 2008 was 10.1% annualised. St.George is on track to grow broadly in line with system. St.George expects growth to slow from current levels in line with the moderation in system growth.

Middle market receivables growth for the eight months ended 31 May 2008 was 30.3% annualised with a robust pipeline that suggests growth remains on track to exceed 25% in financial year 2008.

Managed funds balances have fallen during the eight months ended 31 May 2008 by 9.5%. While balances have increased by 2.5% since 31 March 2008, balance growth in financial year 2008 will continue to reflect the performance of investment markets.

Margins

In the 2008 Interim Results announcement St.George highlighted factors benefiting the margin outlook for the second half of 2008. They included the full run rate impacts of:

- November 07 capital placement free funds benefit,
- Benefit of repricing of all lending product categories, and
- Benefit of increased spreads on retail deposits following increases in official interest rates in first half 2008.

These factors continue to contribute according to expectations and the underlying margin outlook for the financial year 2008 is expected to be less than 10 basis points.

Lower exposure to equity markets within captive mortgage insurer

During May and June 2008 St.George Insurance Australia Ltd (SGIA) put in place hedges to reduce the effective equities exposure within the investment portfolio to less than 15%, down from 33% as at 31 March 2008 and 48% as at 30 September 2007.

As at 31 May 2008, SGIA maintained total assets of $391 million in its investment portfolio.

Customer satisfaction

St.George is continuing to extend its service leadership in this challenging environment.

St.George's customer satisfaction* currently stands at 77.5% in May 2008, up from 74.2% in March 2007. The difference to the average of the major banks is 8% up from 4% in March 2007.

Proposed merger with Westpac

On 26 May 2008, St.George and Westpac announced that, following the successful completion of due diligence by both organisations, they had signed a Merger Implementation Agreement (MIA).

The Board intends to recommend the merger proposal subject to it remaining in the best interests of St.George shareholders. This recommendation will also be subject to an Independent Expert's report confirming the proposal is in shareholders' best interests and no superior proposal emerging.

St.George shareholders will receive a scheme booklet, which will contain full details of the proposal, including the basis for the St.George Directors' recommendation and an Independent Expert's report. It is currently anticipated that this booklet will be dispatched to shareholders by early October 2008, subject to relevant regulatory approvals, and that St.George shareholders will vote on the proposed merger by early November 2008, with finalisation of the merger envisaged for late November 2008.

Outlook and targets

St.George remains on track to meet its EPS growth target of 8-10% in 2008. This target continues to exclude the impact of hedging and derivatives, assumes a reasonably sound economic environment and no further one-off material credit losses.

St.George remains on track to meet its other targets around cost to income, capital, credit quality and customer satisfaction as outlined in its 2008 interim results.

St.George also continues to experience solid momentum across core businesses and product lines.

Ends...

Contact:
Jeremy Griffith, Corporate Relations, (02) 9236 1328 or 0411 259 432

* Source: Roy Morgan Research, Aust 14+, 3 month moving average

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,334
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 June 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	561,065,138	Ordinary Shares
		3,500,000	SAINTS
		1,500,000	SPS
		3,250,000	CPS
		4,000,000	CPS II
		2,626	Redeemable Preference Borrower Shares
		191,025	Redeemable Preference Depositor Shares
		90,000	Floating Rate Transferable Deposits due 8 April 2011
		40,000	Fixed Rate Transferable Deposits due 8 April 2011
		45,000	Floating Rate Transferable Deposits due 28 November 2011
		15,000	Fixed Rate Transferable Deposits due 28 November 2011
		90,000	Floating Rate Transferable Deposits due August 2009
		100,000	Floating Rate Transferable Deposits due March 2009

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary   Date: 1/7/08

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED ("St.George")	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr John M Thame
Date of last notice	7 March 2008
Date that director ceased to be director	1 July 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
150,418 shares (fully paid ordinary)

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Thame Investments Pty Ltd as trustee for the Thame Pension Fund	165 Converting Preference Shares II

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	3
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 2833
Facsimile:	(02) 9236 1899
Subject:	**Dividend Reinvestment Plan (DRP)**
Date Sent:	2 July 2008

In reference to the dividend payment made to St.George Bank shareholders on 2 July 2008, we advise that as a result of the DRP, the Bank will issue 5,464,121 ordinary shares (subject to any minor adjustment which will be advised in our Application for Quotation) with an issue price of $27.79 (including 2.5% discount) per share. The new shares rank equally in all respects with other ordinary shares.

The amount of capital raised as a result of the DRP is approximately $151.8 million.

A combined DRP advice and holding statement will be dispatched to participants by 7 July 2008.

I also attach a letter from St.George Bank Chairman, Mr John Curtis, to be mailed to shareholders with their dividend advices.

Yours sincerely

Michael Bowan
General Counsel and Secretary

St.George Bank Limited
ABN 92 055 513 070

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4519 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 804 457
(outside Australia) 61 3 9415 4024
Facsimile: 61 3 9473 2500
www.computershare.com

25 June 2008

Dear Shareholder,

St.George's record interim results

I was delighted to report recently that the Group had achieved another record interim cash profit of $603 million, which was up by 6.2% from March 2007.

As a result, the Board has been able to pay an increased fully franked interim dividend of $0.88 per share, which is up 7.3% from this time last year.

This is a strong result, achieved against the backdrop of a challenging operating environment of uncertain credit markets, increasing oil prices, rising interest rates, increasing inflation and a slowing Australian economy.

During a period of market volatility, the financial position of the Group has been strengthened and underlying performance remains excellent. Our growth prospects continue to be very positive given our strong business momentum and credit quality.

Importantly, our capital position remains very strong with our Tier 1 capital adequacy ratio being 6.75%, as at 31 May 2008, well above the minimum ratio of 6.25%. We have also completed all our term wholesale funding requirements for the 2008 financial year, well ahead of schedule and we have already made a start for the 2009 financial year. These capital and funding positions are very pleasing.

The Group's credit quality is excellent, and remains better than the average of the four major banks in regard to net impaired assets. We, of course, remain very vigilant in this area.

During the first half, our deposits grew above system by an annualised 14% to $51.1 billion, while our home loans grew by an annualised 10% for the six months.

Business lending to the Middle Market was again very strong and grew by an annualised 31%.

Our customer satisfaction levels continue to be a standout compared to our competitors, with the difference to the major banks now 8% up from 4% in March 2007. This is something in which St.George takes great pride.

On the back of this strong performance, we will continue to pursue our customer-focused growth strategy by continuing to invest in our people, branches and systems throughout Australia.

Update on proposed merger with Westpac

I wanted to also take this opportunity to update you on the proposed merger with Westpac.

Since I last wrote to you in May 2008, we have signed a Merger Implementation Agreement (MIA) with Westpac. While this is a significant step, there is still some way to go, including obtaining government and regulatory approvals. Of course, the proposal must also be put to shareholders.

We currently expect that you will receive a scheme booklet, which sets out details of the proposed merger, by early October 2008, with a shareholder meeting expected to take place by early November 2008 where you will have the opportunity to vote on the proposed merger.

As you will recall, under the proposal you will receive 1.31 Westpac ordinary shares for each St.George ordinary share that you hold. The merger is expected to be cash earnings per share accretive for St.George shareholders from the first full year of the merger.

Most importantly, full capital gains tax rollover relief is generally expected to be available for Australian resident shareholders for the Westpac shares they receive.

Shareholders will also receive a final dividend for the 2008 financial year, based on St.George's performance, which is anticipated to be consistent with our usual dividend payout ratio. Further details will be announced with our full year financial results.

The Board intends to recommend the merger proposal subject to it remaining in the best interests of St.George shareholders. This recommendation will also be subject to an Independent Expert's report confirming the proposal is in shareholders' best interests and no superior proposal emerging.

I will continue to update you on any developments regarding the proposed merger. In the meantime, it is business as usual for St.George, its shareholders, customers and staff.

As a shareholder, **you do not need to do anything at this time.**

Further information about the proposed merger is available at stgeorge.com.au or you can contact the Shareholder Information Line on 1800 804 457 (within Australia) or +61 3 9415 4024 (outside Australia).

Finally, I would like to thank shareholders who have contacted us to provide their feedback on the proposed merger. These are significant and complex considerations and the Board and I really appreciate your continued support and comments.

Yours sincerely,

John Curtis
Chairman

Additional information for shareholders - Unsolicited Share Offer

On another note, an organisation named "Hassle Free Share Sales Pty Ltd" has recently requested a copy of the St.George share register, which we are required by law to provide them. If you receive an unsolicited offer to purchase your St.George shares you should read the documentation carefully and seek independent financial advice.

Often these offers are significantly below the market value and seek to take advantage of any uncertainty in shareholders' minds. Accordingly, St.George shareholders who accept an unsolicited offer of this nature may be at a financial disadvantage relative to what they would receive if they sold their shares on market.

Please note your Board **does not** recommend any offer from "Hassle Free Share Sales Pty Ltd".

st.george

news release

4 July 2008

St.George to increase standard home loan variable interest rate and deposit rates

St.George today announced that it would increase interest rates on a range of deposit and lending products due to the sustained increase in the difference between cash rates and 90 day rates.

As a result, the St.George Standard Home Loan Variable Rate will increase by 0.20% pa to 9.67% pa, from 8 July 2008 for new and existing customers.

St.George has also increased a range of special deposit rates by an average of 0.50% pa. For example, 12 month term deposits with a minimum amount of $20,000 increased to 8.60% pa effective 30 June 2008. Additionally, from Tuesday 1 July, a promotional deposit rate of 8.10% pa is available for new accounts and "top-up" funds with our directsaver online account, previously at 7.00% pa (for a limited period and conditions apply).

Michael Cameron, Chief Financial Officer said; "Since August 2007 banks have been absorbing a significant increase in funding costs due to the impacts of the US sub-prime lending crisis on global liquidity and the wholesale funding markets."

Michael said; "While we have already completed our wholesale funding requirements for this financial year, the spread between cash rates and 90 day rates in particular remains significantly higher for the industry than a year ago."

Les Matheson, Group Executive Retail Bank said; "This is a decision that has been made only after very careful consideration. Even with this change we will not be fully recovering all of our increased funding costs for this financial year. St.George maintains its commitment that if funding costs were to reduce for a sustained period of time, we would then look to adjust our rates."

"While customers who have deposits with St.George will see increased interest on their savings as a result of this announcement, we are very mindful of the impact of increased home loan rates on customers. For people who are concerned about rising rates and would like the certainty of fixed home loan repayments, they may want to consider our competitive three or five year fixed rates, which are currently 9.45% pa. To allow our customers to easily switch to this option, for the next four weeks, should a switching fee apply, we will waive this fee saving customers up to $500."

"It's reassuring that the majority of St.George customers already pay more than their regular minimum repayment and have a buffer in place for any rate changes. However we encourage any customers who are experiencing hardship to contact us immediately and we can discuss their personal situation. Assistance for eligible customers includes delaying repayments or restructuring their loans," Les continued.

This 0.20% rate rise equates to an increase in repayments of approximately $10 per week on an average size loan of $250,000 over a 30 year loan term.

Ends...

Media contacts:
Jeremy Griffith, Corporate Relations, 02 9236 1328 or 0411 259 432
Lara Daniels, Corporate Relations, 02 9236 1508 or 0419 226 449

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Anthony Fountayne England
Date of last notice	7 March 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 500 shares (fully paid ordinary) Indirect 5,239 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Domkirke Pty Limited Mr England is a director of Domkirke Pty Limited
Date of change	2 July 2008
No. of securities held prior to change	5,578 shares (fully paid ordinary)
Class	Fully Paid Ordinary Shares
Number acquired	161 shares (fully paid ordinary)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$27.79 per fully paid ordinary share
No. of securities held after change	5,739 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Limited Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mrs Linda B Nicholls
Date of last notice	18 December 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 6,484 shares (fully paid ordinary) Indirect: 2,513 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Pollard Strategy Associates Pty Limited as trustee for the PSA superannuation trust fund
Date of change	2 July 2008
No. of securities held prior to change	8,900 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	97 shares (fully paid ordinary)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$27.79 per share
No. of securities held after change	8,997 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Limited Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,464,129
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Dividend Reinvestment Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 July 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	566,529,267	Ordinary Shares
		3,500,000	SAINTS
		1,500,000	SPS
		3,250,000	CPS
		4,000,000	CPS II
		2,626	Redeemable Preference Borrower Shares
		191,025	Redeemable Preference Depositor Shares
		90,000	Floating Rate Transferable Deposits due 8 April 2011
		40,000	Fixed Rate Transferable Deposits due 8 April 2011
		45,000	Floating Rate Transferable Deposits due 28 November 2011
		15,000	Fixed Rate Transferable Deposits due 28 November 2011
		90,000	Floating Rate Transferable Deposits due August 2009
		100,000	Floating Rate Transferable Deposits due March 2009

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 15/07/08

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities & Investments Commission

RECEIVED

2008 JUL 22 A 8:25

OFFICE OF INTERNATIONAL

OFFICE USE ONLY: 1F

Form 484

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ST.GEORGE BANK LIMITED

ACN/ABN *
92 055 513 070

Corporate key *
57151627

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
ST.GEORGE BANK LIMITED

Contact name/position description
ELEANOR HUTTON

ASIC registered agent number (if applicable)
14475

Telephone number
0292362832

Postal or DX address
LEVEL 8, 182 GEORGE STREET
SYDNEY NSW 2000

Total number of pages including this cover sheet
3

Signature

This form must be signed by a current officeholder of the company.

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
MICHAEL HAROLD SEE BOWAN

Capacity *
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
16.7.08 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

A1 ☐ Change of address

A2 ☐ Change a name for officeholder or proprietary company members

A3 ☐ Change of ultimate holding company details

B1 ☐ Cease an officeholder

B2 ☐ Appoint an officeholder

B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ Issue of shares ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement	Not required	✔	Not required	Not required

C ☐ **Cancellation of shares**

C ☐ **Transfer of shares**

C ☐ **Changes to amounts paid**

C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	5484129	$27.79	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

02/07/2008 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

Australian Securities & Investments Commission

RECEIVED

2008 JUL 22 A 8:2

OFFICE USE ONLY: 1F

Form 484

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ST.GEORGE BANK LIMITED

ACN/ABN *
92 055 513 070

Corporate key *
98227766

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
ST.GEORGE BANK LIMITED

Contact name/position description
ELEANOR HUTTON

ASIC registered agent number (if applicable)
14475

Telephone number
0292362832

Postal or DX address
LEVEL 8, 182 GEORGE STREET
SYDNEY NSW 2000

Total number of pages including this cover sheet
3

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
MICHAEL HAROLD SEE BOWAN

Capacity *
☐ Director
☑ Company secretary

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

Signature
[signature]

Date signed
3/7/08 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

A1 ☐ Change of address

A2 ☐ Change a name for officeholder or proprietary company members

A3 ☐ Change of ultimate holding company details

B1 ☐ Cease an officeholder

B2 ☐ Appoint an officeholder

B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ **Issue of shares** ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement	Not required	✔	Not required	Not required

C ☐ **Cancellation of shares**

C ☐ **Transfer of shares**

C ☐ **Changes to amounts paid**

C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	1334	NIL	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

30/06/2008 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☑ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

ASIC registered agent number 14415

lodging party or agent name ST. GEORGE BANK LIMITED

office, level, building name **or** PO Box no.

street number & name

suburb/city state/territory postcode

telephone ( )

facsimile ( )

DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001

117(2), 163(3), 254X(1), 601BC(2)

company name ST. GEORGE BANK LIMITED

A.C.N. 92 055 513 010

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	1334	30/06/2008

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.** or ☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	**$**

☒ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: SHARES ISSUED TO ST.GEORGE BANK STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST.GEORGE BANK LIMITED ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN capacity SECRETARY

sign here [signature] 3/7/08

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins